EXHIBIT 4.94

Power of Attorney

I, Wang Lei Lei, a PRC citizen whose ID number is 110103197304020437, hereby irrevocably authorize Ms. Su Yingqi to exercise the following rights during the term of this Power of Attorney:

Ms. Su Ying Qi are authorized to, on my behalf, exercise all the voting rights as a shareholder of Beijing Lei Ting Wan Jun Network Technology Company Limited (“the Company”) by laws and by articles of association in shareholders meeting of the Company with all powers, including but not limited to, sale or transfer of all or part of the shares in the Company, assignment and appointment of the directors and general manager of the Company as an authorized representative.

The above-mentioned authorization and attorney are based on the following assumptions: Ms. Su Ying Qi is an employee of Beijing Lahiji Technology Development Co., Ltd. and Beijing Lahiji Technology Development Co., Ltd. approves of such authorization and attorney. Once Ms. Sun Ying Qi is no longer employed by Beijing Lahiji Technology Development Co., Ltd. or Beijing Lahiji Technology Development Co., Ltd. gives a written notice of replacing its attorney, I shall forthwith recall the attorney and authorization herein and appoint/authorize other employees assigned by Beijing Lahiji Technology Development Co., Ltd. to exercise all the voting rights owed by a shareholder of the Company in the shareholders meeting on our behalf.

The term of this Power of Attorney is 10 years from the execution date unless the Business Operation Agreement among Beijing Lahiji Technology Development Co., Ltd., Beijing Lei Ting Wan Jun Network Technology Company Limited, Wang Lei Lei and I is terminated before expiry whatsoever.

Wang Lei Lei

Signature:

Date: 16 January, 2006

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